UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *     CERTIFICATE
ENTERGY ENTERPRISES, INC.       *   PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as  amended  (Act),  modified   by   the

application(s)  -  declaration(s),  as  amended,  in  the   above

referenced  files  and the related orders dated  July  25,  1991,

December  14, 1992(2), December 28, 1992, July 8, 1993, and  June

30,  1995,  respectively, this is to certify that  the  following transactions  were carried out during the three (3) months  ended

June 30, 1999 by Entergy Enterprises, Inc. (Enterprises) pursuant to the authorization of the SEC.



Programs Authorized

      Pursuant  to the Orders, Enterprises is authorized  to  (a)

conduct  preliminary  development  activities  with  respect   to

various  investment  opportunities for the Entergy  System,   (b)

market  to non-associates the System's expertise and capabilities in  energy-related  areas,  including the  expertise  of  Entergy

Power, Inc. (EPI) gained from its bulk power business, (c) market to  non-associates  intellectual  property  developed  by  System

companies,    (d)   provide   various   consulting,   management,

administrative  and  support  services  to  associate  companies,

excluding certain associate companies (Excluded Companies<FN1>), (e)

provide  directly,  or indirectly through  one  or  more  special purpose subsidiary companies of Entergy Corporation (Entergy)  or

Enterprises   (O&M   Subsidiaries),   various   operations    and

maintenance services to non-associate or associate companies, and

(f)   develop  and  field  test  telecommunications  systems  for advanced energy management and other utility applications.

       During  the  quarter,  Enterprises  participated  in   the

following:

I.   Preliminary Development Activities

      During  the  quarter,  Enterprises engaged  in  preliminary development activities relating to investigating sites, research,

contract drafting and negotiations, acquiring options or  rights,

partnership selection and other activities necessary to  identify

and   analyze   investment  opportunities  for   Entergy.   These

development   activities  included  domestic  and   international

opportunities.

      During  the  quarter, Enterprises expended $2,767,798   for

preliminary  development  activities  associated  with  potential investments  that would qualify as "exempt wholesale  generators"

under  Section  32(a)  of  the  Act.   In  addition,  Enterprises

recorded an expenditure of $6,899,724 for preliminary development activities  associated  with  potential  investments  that  would qualify  as "foreign utility companies" under Section 33  of  the

Act.    Enterprises  also  expended  $339,181   for   preliminary

development activities associated with potential investments that

would   qualify  as  "non-utility  business"  and  $670,223   for

preliminary   development  activities   related   to   non-exempt

wholesale generating facilities.



II.  Management Services Provided to Associate Companies

      During the quarter, Enterprises provided certain management and  support services, at cost, to its associate companies,  EPI,

Entergy Power Marketing Corp., Entergy Power Edesur Holding Ltd.,

Entergy  Technology  Holding Company (ETHC),  Entergy  Technology

Company  (ETC),  Entergy Power Development  Corporation,  Entergy

International  Holdings, Ltd., LLC, Entergy  Pakistan,  Ltd.,  EP

Edegel,  Inc.,  Entergy  Power CBA Holding  Ltd.,  Entergy  Power

Chile,  Inc., Entergy do Brasil Ltd., Entergy Operations Services

Inc., Entergy Power Operations Corp., Entergy Power International

Holdings   Corporation,  Entergy  Power  Generation  Corporation,

Entergy  Nuclear Generation Corporation, Entergy Holdings,  Inc.,

Entergy  Trading  and  Marketing Ltd. and Entergy  Nuclear,  Inc.

Enterprises  charged  these companies for direct  costs  incurred plus  an  indirect  loading based upon current month  Enterprises

administrative  charges.   In regard  to  EPI  ($210,998),  these

services  related to the marketing of EPI capacity and energy  to other  utilities  at  wholesale,  preparation  of  contracts  and regulatory filings, oversight of plant operations and maintenance by plant operators, and procurement of transmission services.  In regard  to Entergy Power Marketing Corp. ($5,044,912) and Entergy

Trading  and Marketing Ltd. ($331,645) these services related  to

the   marketing  of  energy  commodities  to  third  parties   at

wholesale,  preparation of contracts and regulatory  filings  and

procurement  of  transmission services.   In  regard  to  Entergy

Holdings,  Inc.  ($21,020)  these were  primarily  administrative

services.  In  regard  to  Entergy  Power  Edesur  Holding   Ltd.

($88,110),   ETHC  ($318,627),  ETC  ($408,268),  Entergy   Power

Development  Corp. ($2,396,055), Entergy International  Holdings,

Ltd.,  LLC  ($2,438,177),  Entergy Pakistan  Ltd.  ($55,288),  EP

Edegel,  Inc.  ($144,706), Entergy Power  Chile,  Inc.  ($2,197),

Entergy do Brasil Ltd. ($25,682 credit), Entergy Power Operations

Corporation  ($195,786),  Entergy  Power  International  Holdings

Corp.  ($1,639,704), Entergy Power Generation Corp. ($1,032,657),

Entergy  Nuclear Generation Corp. ($827,095), Entergy  Power  CBA

Holding,   Ltd.   ($4,419),  Entergy  Operations  Services   Inc.

($255,689), and Entergy Nuclear, Inc. ($423,791), these  services were  primarily  related  to  management  oversight  and  project development.

III.  Consulting Activities with Non-Associate Companies

      Enterprises,  under  contract with Louisiana  Hydroelectric

Ltd.  Partnership,  continues to provide an  array  of  technical services/support for a hydro electric transmission line  project.

Certain  Entergy  Services,  Inc.  personnel  are  providing  the

services.   The  Louisiana  Hydroelectric  Ltd.  Partnership  was

charged $12,600 for services rendered during this quarter.



IV.  Development and Field Testing of CCLM/AFS

           As previously reported, Enterprises concluded its CCLM

testing  program  and does not intend to resume testing  of  CCLM dedicated  systems in the foreseeable future. However, consistent

with   Enterprises'  authorization  to  engage   in   preliminary

development  activities,  Enterprises  continues  to  investigate other  utility  and energy related applications of communications technologies,  including automated meter  reading,  power  outage reporting  and consumer accessible information such as  real-time

meter information and bill estimation systems.   Amounts expended

by  Enterprises  in connection with such preliminary  development

activities   are  reported  as  "non-utility  business"   related

expenses under Item "1" above.

V.   Formation and Capitalization of O&M Subsidiaries

           During  the quarter, no amounts were expended to  form

and capitalize any O&M Subsidiaries.

VI.  Nature and Extent of O&M Services Provided

      During  the quarter, Entergy's subsidiary, Entergy Nuclear,

Inc.  (ENI), provided nuclear management services to Maine Yankee

Atomic  Power  Company (Maine Yankee), Northeast  Nuclear  Energy

Company  (Northeast Nuclear), and Boston Edison  Company  (Boston

Edison).

     On  September  30, 1998, a long-term contract was  executed,

effective October 1, 1998, authorizing ENI to continue to provide management  services in respect of the decommissioning  of  Maine

Yankee  through  2004, the end of plant decommissioning.  ENI  is paid  a  fixed  monthly  fee and certain incentive  fees  and  is reimbursed  its actual expenses for labor and related charges  at cost  for all services provided.  The total amount billed  during the quarter to Maine Yankee was $990,042.

     On  May  17,  1999,  a  decommissioning management  services agreement was executed, effective June 1, 1999, between Northeast

Nuclear  and  ENI.   This  agreement authorizes  ENI  to  provide

management   services  with  regard  to  all   aspects   of   the

decommissioning of Millstone Unit 1 (Millstone).   The  agreement

terminates  on  termination  of  Millstone's  Operating  License,

currently  expected  to be on or before  July  1,  2006,  or,  if applicable,  upon  successfully  placing  Millstone  in  SAFSTOR,

subject  to extension or earlier termination as provided  by  the agreement.  ENI is paid a fixed monthly fee and certain incentive fees  and is reimbursed its actual expenses for labor and related charges  at  cost  for all services provided.  The  total  amount billed during the quarter to Northeast Nuclear was $380,839.

     Also  during  the quarter, ENI provided services  to  Boston

Edison  with  respect to Pilgrim Station's refueling  outage,  in accordance  with the plant services agreement effective  February

1,  1999.  The total amount billed during the quarter  to  Boston

Edison  was  $136,288 for actual expenses for labor  and  related charges at cost for all services provided.

     The  total amounts billed by ENI in the current quarter were

$1,548,018 for fees and reimbursable expenses.

     In  addition,  during  the  quarter,  Entergy's  subsidiary,

Entergy  Operations Services, Inc. (EOSI) provided power  project related  operation and management services to several  customers,

including   professional   advice,   technical   expertise    and

maintenance  services.   Specifically, EOSI's  services  included

preventive  maintenance  on substations  for  Conway  Corporation

($20,640); maintenance of a substation for Air Liquide ($10,050);

an  ongoing  load flow and coordination study for  Grace  Davison

Inc.  ($14,252);  preventive maintenance  for  Trunkline  LNG  on substations  ($5,500); infrared testing of mill load centers  and

high   voltage   switch   gear  inspection   and   cleaning   for

International  Paper  Co.  ($12,508);  installation  of   station

service  transformer and associated equipment for  Tennessee  Gas

Pipeline  ($4,070);   inspection of  bark  boiler  ID  Fan  Steam

Turbine  and  Gear  for  Inland Paperboard  and  Packaging,  Inc.

($25,831.04);  installation of substation  transformer  equipment for  Dow  Chemical ($595,733); and, maintenance  of  distribution poles for Cytec industries ($2,382). The total amounts billed for services in the first quarter were $690,966 consisting,  in  each case, of market-based fees and reimbursable expenses.

     During  the  quarter, pursuant to Rule 87(B)(1),  EOSI  also

provided   consulting   services  to  Entergy   Enterprises   for

transmission connection for a co-generation development  project.

The  amount  billed  at  cost in the  second  quarter  was  $450.

Entergy  and  Enterprises represent that no Excluded Company  has subsidized  the operations of Enterprises or any O&M  Subsidiary,

and that the rendering of O&M Services by O&M Subsidiaries is  in compliance with the applicable rules, regulations and  orders  of the  Commission  and  has  not adversely  affected  the  services provided by any Excluded Company to its customers.

VII.        Financing,  Amortization  and  Financial   Statements

Enterprises' unaudited Balance Sheet and Income Statement for the three  (3)  month  period ended June 30,  1999  are  included  as

Exhibit 1.

      IN  WITNESS WHEREOF, the undersigned companies have  caused this certificate to be executed on this 13th day of August 1999.



ENTERGY CORPORATION



By:  /s/ Nathan E. Langston
     Nathan E. Langston
     Vice President and Chief Accounting Officer


ENTERGY ENTERPRISES, INC.


By:  /s/ Fred S. Nugent
     Fred S. Nugent
     Vice President




_______________________________
<FN1>  The Excluded Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.